UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                                (Amendment No. 5)


                    Under the Securities Exchange Act of 1934


                              musicmaker.com, Inc.
                              --------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    62757C108
                                    ---------
                                 (CUSIP Number)


                                James Mitarotonda
                          BCG Strategic Investors, LLC
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019
                            ------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 12, 2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  Introduction.

      This amends and supplements the Schedule 13D dated December 18, 2000, as amended by Amendment No. 1 thereto dated December 19, 2000, Amendment No. 2 thereto dated January 4, 2001, Amendment No. 3 thereto dated January 5, 2001 and Amendment No. 4 thereto dated January 8, 2001 (the "Schedule"), filed with the Securities and Exchange Commission by BCG Strategic Investors, LLC ("BCG"), Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation with respect to the common stock, $.01 par value, of musicmaker.com, Inc., a Delaware corporation ("musicmaker.com").

            I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

            On January 12, 2001, musicmaker.com, BCG, Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation entered into a settlement agreement pursuant to which BCG and its affiliates agreed to withdraw their consent solicitation, musicmaker.com agreed to appoint Seymour Holtzman, James Mitarotonda and Joseph Wright, Jr. to musicmaker.com's board of directors, Mr. Holtzman will become chairman of the Board of musicmaker.com and effective as of January 18, 2001, Mr. Mitarotonda will become Chief Executive Officer and President of musicmaker.com. A copy of the settlement agreement will be filed by amendment hereto.

            On January 16, 2001, musicmaker.com issued a press release announcing the matters contained in the settlement agreement, a copy of which is attached hereto as Exhibit 8.

            II. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following exhibit:

            8.   Press release dated January 16, 2001 issued by musicmaker.com.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 19, 2001

                                       BCG STRATEGIC INVESTORS, LLC

                                       By /s/ James Mitarotonda
                                         -----------------------------
                                        Name:  James Mitarotonda
                                        Title: Manager


                                       BARINGTON CAPITAL GROUP, L.P.

                                       By: LNA Capital Corp., its general
                                           partner

                                       By /s/ James Mitarotonda
                                          -----------------------------
                                       Name:  James Mitarotonda
                                       Title: Chairman, President and C.E.O.


                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.


                                       By: Barington Companies Investors, LLC

                                       By /s/ James Mitarotonda
                                          ------------------------------
                                       Name:  James Mitarotonda
                                       Title: Manager


                                       DOT COM INVESTMENT CORPORATION


                                       By: /s/ Seymour Holtzman
                                          ------------------------------
                                       Name:  Seymour Holtzman
                                       Title: President